UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 28, 2022, the Board of Directors of Tantech Holdings Ltd, a British Virgin Islands company (the “Company”), approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued common shares (the “Share Consolidation”) at the ratio of one-for-twenty-four.

Reason for the Share Consolidation

The Share Consolidation is being effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (which the Company was previously advised it was in non-compliance with).

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation became effective on November 2, 2022 and will be reflected with NASDAQ Capital Market and in the marketplace at the open of business on November 9, 2022 (the “Marketplace Effective Date”), whereupon the common shares begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s common shares continue to trade on NASDAQ Capital Market under the symbol “TANH” but trade under a new CUSIP Number, G8675X149.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s common shares held by each shareholder will be converted automatically into the number of whole common shares equal to (i) the number of issued and outstanding common shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) twenty four (24).

No fractional common shares will be issued to any shareholders in connection with the Share Consolidation.

The Company may purchase, redeem or otherwise acquire at market value any fractional shares without the consent of the relevant shareholder(s) and shall pay the repurchase price no later than 30 days after the effective date of the repurchase.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place
Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

British Virgin Islands Filing. The Share Consolidation was effected by the Company’s filing of the Amended and Restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands on November 2, 2022. A copy of the Amended and Restated M&A is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Authorized Shares. At the time the Share Consolidation is effective, our authorized common shares are consolidated at the ratio of one-for-twenty-four; all 60,000,000 authorized shares of a single class each with a par value of US$0.01, including all issued shares and unissued shares are consolidated into 2,500,000 shares each with a par value of US$0.24.

Capitalization. As of November 8, 2022 (immediately prior to the Marketplece Effective Date), there were 29,278,601 common shares outstanding. As a result of the Share Consolidation, there are approximately 1,219,941 common shares outstanding (subject to redemptions of fractional shares).

The Company issued a press release announcing the foregoing matters on November 8, 2022.

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association of Tantech Holdings Ltd
99.1	Press release dated November 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: November 8, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer